Form 11-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                        ANNUAL REPORT

               Pursuant to Section 15(d) of the
               Securities Exchange Act of 1934



         For the fiscal year ended December 31, 2002



                Commission File Number 1-5828



       DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
                  (Full Title of the Plan)


               CARPENTER TECHNOLOGY CORPORATION
            (Name of issuer of the securities held
                     pursuant to the plan)



                       2 Meridian Drive
                    Treeview Corporate Center
                      Wyomissing, PA 19610
                 (Address of principal executive
                      office of the issuer)



Financial Statements and Exhibits

(a)  Financial Statements

     The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)  Exhibits

     23     Consent of Independent Accountants

     99.1   Certification of Chief Executive Officer pursuant to
            18 U.S.C. Section 1350

     99.2   Certification of Chief Financial Officer pursuant to
            18 U.S.C. Section 1350

                                1



         DYNAMET INCORPORATED DEFINED CONTRIBUTION PLAN
                  INDEX TO FINANCIAL STATEMENTS
                     FORM 11-K ANNUAL REPORT
                                                       Form 11-K
                                                         Pages
Report of Independent Auditors                               3

Financial Statements:
   Statements of Net Assets Available For Plan
      Benefits December 31, 2002 and 2001
   -  Common/Collective trusts with PNC Bank:
      Investment Contract Fund
      Aggressive Profile Fund
   -  Mutual Funds with PNC Bank:
      Balanced Fund
      Index Equity Fund
      Large Cap Growth Equity Fund
      Intermediate Government Fund
      International Equity Fund
      Small Cap Value Equity Fund

      Carpenter Technology Common Stock Fund
      Participant Loan Fund                                  4

   Statements of Changes in Net Assets Available
   For Plan Benefits for the year ended:  December 31, 2002
   -  Common/Collective trusts with PNC Bank:
      Investment Contract Fund
      Aggressive Profile Fund
   -  Mutual Funds with PNC Bank:
      Balanced Fund
      Index Equity Fund
      Large Cap Growth Equity Fund
      Intermediate Government Fund
      International Equity Fund
      Small Cap Value Equity Fund

      Carpenter Technology Common Stock Funds
      Participant Loan Fund                                  5

   Notes to Financial Statements                           6-11

**Note** Schedules required by 29 CFR 2520.103.10 of the
Department of Labor's Rules and Regulations for Reporting and
Disclosure under ERISA have been omitted as they are not
applicable.
                                2



               Report of Independent Auditors


To the Participants and Administrator of the Dynamet Incorporated Defined Contribution Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dynamet Incorporated Defined Contribution Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, effective December 31, 2002, the Plan was merged with and into the Savings Plan of Carpenter
Technology Corporation.


June 10, 2003                  /s/ PricewaterhouseCoopers LLP


                                3



Dynamet Incorporated
Defined Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

                                                2002       2001
(in thousands of dollars)

Investments, at estimated fair value
Common/Collective trusts with PNC Bank
  Investment Contract Fund*                   $     -    $ 1,786
  Aggressive Profile Fund                           -        472
                                                    -      2,258

Investments, at quoted market value
Mutual funds with PNC Bank
  Intermediate Government Bond Fund                 -          7
  BlackRock Balanced Fund*                          -      3,845
  BlackRock Large Cap Growth Equity Fund*           -      2,231
  BlackRock Index Equity Fund*                      -      3,754
  BlackRock International Equity Fund               -        260
  BlackRock Small Cap Value Equity Fund             -        688
  BlackRock Intermediate Government Bond
    Fund*                                           -        726
                                                    -     11,511
Carpenter Technology Common Stock Fund              -        278
Participant Loan Fund                               -        207
                                                    -     11,996
       Net assets available for benefits      $     -    $14,254


*Individual investments that represent 5 percent or more of the net assets available for benefits.






          The accompanying notes are an integral part of these financial statements.

                                4



Dynamet Incorporated
Defined Contribution Plan
Statement of Net Assets Available for Benefits
December 31, 2002

(in thousands of dollars)

Additions
Investment income
  Interest and dividends                                $   275
  Less:  Investment expenses                                (13)
                                                            262

Contributions
  Participants                                              458
  Employer                                                  751
                                                          1,209
       Total additions                                    1,471

Deductions
Net depreciation in the value of investments at
  estimated fair value                                    2,124
Net depreciation in the value of investments at
  quoted market value                                       567
Benefits paid to participants                             2,614
Administrative expenses                                      30
       Total deductions                                   5,335
Transfer to other plan (Note 1)                         (10,390)
       Net decrease                                     (14,254)
Net assets available for benefits
Beginning of year                                        14,254
End of year                                             $     -









           The accompanying notes are an integral part of these financial statements.

                                5



1.  Description of the Plan

    The following brief description of the Dynamet Incorporated Defined Contribution Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

    The plan administrator is Dynamet Incorporated ("Dynamet").
    The Trustee and Plan Custodian is PNC Bank.

    General

    The Plan is a defined contribution plan covering salaried and, effective January 1999, non-union hourly employees of Dynamet, not covered by a collective bargaining agreement. In February 1997, Dynamet became a wholly owned subsidiary of Carpenter Technology Corporation ("CTC").

    Effective July 1, 2001, certain domestic Dynamet employees became employees of Carpenter Power Products ("CPP"), a wholly owned subsidiary of CTC. These employees remained participants in the Plan. All domestic CPP employees not covered by a collective bargaining agreement may become participants in the Plan upon completion of the eligibility requirements of the Plan.

    All full-time and part-time employees not participating in another Dynamet pension plan are eligible to participate upon the completion of one year of credited service as defined in the Plan Agreement and upon attainment of age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    Amendments

    Effective January 1, 2002, under authorization by the Economic Growth and Tax Relief Reconciliation Act of 2001, the maximum annual elective deferral was increased from 15 percent to 35 percent. Additionally, plans from which an eligible rollover will be accepted will include all non-CTC plans qualified under Sections 401(a), 403(b), and 457 of the Internal Revenue Code of 1986, as amended ("IRC").

                                6

    The Plan has also been amended to remove and nullify all distributions with an annuity starting date that is on or after January 1, 2003.

    Plan Merger

    On December 31, 2002, the Plan merged into the Savings Plan of Carpenter Technology Corporation ("CTC Savings Plan"), sponsored by the parent company, CTC. Employees currently participating in the Dynamet Incorporated Defined Contribution Plan automatically became participants in the CTC Savings Plan and are entitled to receive accrued benefits immediately after the merger that are at least equal to their accrued benefits under the Plan immediately prior to the effective date of the merger. Plan assets totaling $10,390,000 were transferred to the CTC Savings Plan on January 2, 2003. Effective with the Plan merger, participants will no longer receive the 6 percent Dynamet profit-sharing contribution.

    Contributions

    The Plan permits participants to contribute up to 35 percent of their pre-tax annual compensation, subject to IRS limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Dynamet will contribute an amount equal to 6 percent of participants' eligible compensation and will match participant contributions up to the first 4 percent.

    Participant Accounts

    Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

    Vesting

    Prior to July 1, 1998, participants vested 20 percent after 3 years, 40 percent after 4 years, 60 percent after 5 years, 80 percent after 6 years, and 100 percent after 7 years.

                                7

    Participants also became 100 percent vested upon total and permanent disability or death. Effective July 1, 1998, participants fully vest immediately, and all active participants as of that date became fully vested.

    Investment Options

    Upon enrollment in the Plan, a participant may direct contributions in 1 percent increments in any of nine investment options. As a result of the share class change implemented by PNC Bank, effective November 2001, any monies invested in the previously offered BlackRock "service class" funds were automatically moved to their respective BlackRock "investor A class" replacement funds.

    Available investment options are as follows:

    Carpenter Technology Corporation Common Stock Fund
    PNC Bank managed mutual fund accounts
       BlackRock Balanced Fund
       BlackRock Index Equity Fund
       BlackRock Large Cap Growth Equity Fund
       BlackRock International Equity Fund
       BlackRock Intermediate Government Bond Fund
       BlackRock Small Cap Value Equity Fund
       PNC Bank Investment Contract Fund
       PNC Bank Aggressive Profile Fund

    Participants may change their investment options daily.

    Participant Loan Fund

    Participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer (from) to the investment fund(s)
    (to) from the Participant Loan Fund. Loan terms are generally 60 months; however, participants may repay their entire balance at any time. The loans are secured by the balance in the participant's account and bear interest at a fixed rate based on the prime rate plus 1 percent at the time the loans are made. Principal and interest are paid ratably through payroll deductions.

                                8




    Payment of Benefits

    Participants or their beneficiaries are entitled to benefits in the form of an annuity or lump-sum distribution, equal to the vested amount in their accounts upon retirement, total and permanent disability, death, or termination of service.

    Forfeited Accounts

    At December 31, 2002, there were no forfeited nonvested accounts. At December 31, 2001, forfeited nonvested accounts totaled $32,766 as a result of non-vested participants terminated prior to July 1, 1998. These accounts were allocated, in accordance with the Plan, to active participants accounts on an annual basis after the nonvested participant has been terminated for a five-year period. As a result of the Plan's merger with the CTC Savings Plan during 2002, all remaining forfeitures were reallocated to participants' accounts.

2.  Summary of Accounting Policies

    Basis of Accounting

    The accompanying financial statements are prepared on the modified cash basis of accounting; consequently, investment income and contributions and the related assets are recorded when received rather than when earned, and investment expenses and the related payables are recorded when paid.

    Use of Estimates

    The preparation of financial statements in conformity with the basis of accounting described herein requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

    Risks and Uncertainties

    Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible

                                9

    that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

    Investment Valuation

    Investments in common/collective trusts are valued at estimated fair value as reported to the Plan by the Plan Custodian. Investments in mutual funds and the common stock of Carpenter Technology Corporation are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.

    Payments of Benefits

    Benefits are recorded when paid.

    Expenses

    Administrative expenses are paid by the Plan.

3.  Related-Party Transactions

    Certain Plan investments are shares of mutual funds issued
    BlackRock, a subsidiary of PNC Bank. PNC Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $13,552 for the year ended December 31, 2002.

    Shares of CTC common stock were purchased and sold through the open market during 2002.

4.  Tax Status

    The Internal Revenue Service has determined and informed Dynamet by letter dated December 20, 1999, that the Plan as of October 10, 1999 is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is

                                10


    currently being operated in compliance with the applicable requirements of the IRC.

5.  Plan Termination

    Although it has not expressed any intent to do so, Dynamet has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, funds will be distributed in accordance with the Plan's provisions.

                                11



                          SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                              DYNAMET INCORPORATED
                              DEFINED CONTRIBUTION PLAN
                                  (Name of Plan)



Date: June 30, 2003           By:  /s/ Terrence E. Geremski
                                   Terrence E. Geremski
                                   Senior Vice President -
                                   Finance and
                                   Chief Financial Officer

                                12



                       EXHIBIT INDEX

Exhibit Number

     23       Consent of Independent Accountants

     99.1 Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

     99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

                                13